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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. __ )*

ALTIRIS, INC.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
02148M 10 0
(CUSIP Number)

Arthur F. Courville	Daniel J. Winnike
Executive Vice President,	Fenwick & West LLP
Corporate Legal Affairs and Secretary	801 California Street
Symantec Corporation	Mountain View, CA 94041
20330 Stevens Creek Blvd.	(650) 988-8500
Cupertino, CA 95014
(408) 517-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 26, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	02148M 10 0	Page	1	of	6

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Symantec Corporation, I.R.S. Identification No. 77-0181864

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

State of Delaware

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,506,881 shares of common stock[1]

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,506,881 shares of common stock[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑ (See Item 6)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

11.9% of common stock[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

[1]	Represents the aggregate number of outstanding shares of the issuer’s common stock held by TCV IV, L.P., TCV IV Strategic Partners, L.P., Gregory Butterfield, President and Chief Executive Officer of Altiris, Inc. (“Altiris”), Gary Filler, director of Altiris, Jay Hoag, director of Altiris, Dwain Kinghorn, Chief Technology Officer of Altiris, Michael Levinthal, director of Altiris, V. Eric Roach, director of Altiris, Michael Samuelian, Vice President Sales of Altiris, and Mark Sunday director of Altiris, each of whom entered into a voting agreement dated January 26, 2007 with Symantec Corporation (“Symantec”) obligating the holder to vote such shares in favor of the proposed acquisition of the issuer by Symantec pursuant to the Merger Agreement (as defined in Item 3) and related matters, and with respect to which such persons granted Symantec a proxy granting Symantec the right to vote on each such person’s behalf in favor of such matters. For more information regarding the Altiris securities holdings of persons named above, please see Schedule B, attached hereto. Symantec expressly disclaims beneficial ownership of any of the shares of the issuer’s common stock subject to the voting agreements and proxies.

[2]	Based on 29,386,546 shares of the issuer’s common stock outstanding as of January 24, 2007, as represented by the issuer in the Merger Agreement

CUSIP No.	02148M 10 0	Page	2	of	6
Item 1. Security and Issuer.
The class of equity securities to which this statement relates is common stock, par value $0.0001 per share, of Altiris, Inc., a Delaware corporation (“Altiris”). The principal executive offices of Altiris are located at 588 West 400 South, Lindon, Utah 84042.
Item 2. Identity and Background.
(a) The name of the corporation filing this statement is Symantec Corporation, a Delaware corporation, hereinafter sometimes referred to herein as “Symantec.”
(b) The address of Symantec’s principal office is 20330 Stevens Creek Blvd., Cupertino, California 95014.
(c) Symantec provides consumers, home offices, and small businesses with Internet security and personal computer, or PC, problem-solving products; small and medium-sized businesses with software to provision, backup, secure, and remotely access their PCs and servers; and enterprise and large enterprise customers with security, storage and server management, data protection, and application performance management solutions. Symantec also provides a full range of consulting and educational services to enterprises of all sizes.
(d) Neither Symantec nor, to Symantec’s knowledge, any person named on Schedule A attached hereto during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) Neither Symantec nor, to Symantec’s knowledge, any person named on Schedule A attached hereto during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
(f) To Symantec’s knowledge, Frank E. Dangeard is a citizen of France and each of the other individuals identified on Schedule A attached hereto is a citizen of the United States.
Set forth on Schedule A is the name, principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Symantec as of the date hereof.
Item 3. Source and Amount of Funds or Other Consideration.
Altiris entered into an Agreement and Plan of Merger, dated as of January 26, 2007, a copy of which is attached hereto as Exhibit 1 (the “Merger Agreement”), with Symantec and a wholly owned subsidiary of Symantec (“Merger Sub”) that provides for the acquisition of Altiris by Symantec by means of a merger of Merger Sub with and into Altiris. As a result of the merger, Altiris would become a wholly owned subsidiary of Symantec. As an inducement for Symantec to enter into the Merger Agreement and in consideration thereof, certain executive officers, directors and stockholders of Altiris identified on Schedule B (collectively, the “Securityholders”), each entered into a separate Voting Agreement with Symantec, dated January

CUSIP No.	02148M 10 0	Page	3	of	6
26, 2007, the form of which is attached hereto as Exhibit 2 and more fully described in Item 4, whereby each Securityholder agreed to vote all of the shares of Altiris common stock currently beneficially owned by such Securityholder or acquired by such Securityholder after such date (including by means of exercise of stock options) in favor of the merger and related matters. Each of these Securityholders also granted Symantec an irrevocable proxy granting Symantec the right to vote such shares in favor of such matters (the voting agreements and proxies together are referred to herein as the “Voting Agreements”). Symantec did not pay additional consideration to the Securityholders in exchange for the Voting Agreements.
References to, and descriptions of, the merger, the Merger Agreement and the Voting Agreements throughout this Schedule 13D are qualified in their entirety by reference to the Merger Agreement included as Exhibit 1 to this Schedule 13D and the Voting Agreement included as Exhibit 2 to this Schedule 13D, respectively. These agreements are incorporated into this Schedule 13D where such references and descriptions appear.
Item 4. Purpose of Transaction.
(a) – (b) As described in Item 3 above, this Schedule 13D relates to the proposed acquisition of Altiris by Symantec pursuant to the terms of the Merger Agreement. To induce Symantec to enter into the Merger Agreement, the Securityholders entered into the Voting Agreements. The purpose of the Voting Agreements is to facilitate the consummation of the merger.
The Merger Agreement provides that, at the effective time of the merger, each outstanding share of Altiris common stock will be converted into the right to receive $33.00 in cash, without interest. At such time, outstanding stock options and restricted stock units issued by Altiris will be converted into stock options and restricted stock units of Symantec based on an exchange ratio specified in the Merger Agreement, and outstanding warrants and restricted stock awards will represent the right to receive the per share cash merger consideration.
By executing the Voting Agreements, the Securityholders have (i) agreed to vote all of the shares of Altiris common stock currently beneficially owned by them or acquired prior to the expiration of the Voting Agreement, including by means of exercise of stock options, in favor of the merger, adoption of the Merger Agreement and any other matter that is reasonably necessary to facilitate the merger, and against any Alternative Transaction Proposal (as defined in Article 1 of the Merger Agreement) and any other matter that might reasonably be expected to prevent, delay, postpone or frustrate the purposes of the merger, and (ii) granted irrevocable proxies to Symantec granting Symantec the right to vote such shares as specified in clause (i). The Securityholders may vote such shares on all other matters submitted to the Altiris stockholders for their approval. The Voting Agreements terminate upon the earlier to occur of (i) termination of the Merger Agreement, and (ii) the effectiveness of the merger.
(c) Not applicable.
(d) It is anticipated that upon consummation of the merger, the officers and directors of Merger Sub shall become the officers and directors of Altiris (the surviving corporation in the merger), until their respective successors are duly elected or appointed and qualified.
(e) Other than as a result of the merger described in Item 3 and above in this Item 4, not applicable.
(f) Not applicable.

CUSIP No.	02148M 10 0	Page	4	of	6
(g) Upon consummation of the merger, the Certificate of Incorporation and Bylaws of Altiris shall be amended and restated in their entirety in accordance with the terms of Section 2.2 of the Merger Agreement.
(h) – (i) If the Merger is consummated as planned, Altiris common stock will cease to be quoted on The Nasdaq Stock Market, Inc.’s Global Select Market and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.
(j) Not applicable.
Item 5. Interest in Securities of the Issuer.
(a) – (b) As a result of the Voting Agreements, Symantec may be deemed to be the beneficial owner of 3,506,881 shares of Altiris common stock. This number of shares represents approximately 11.9% of the issued and outstanding shares of Altiris common stock based on the number of shares outstanding as of January 24, 2007 (as represented by Altiris in the Merger Agreement). Symantec disclaims any beneficial ownership of such shares, and nothing herein shall be deemed to be an admission by Symantec as to the beneficial ownership of such shares.
To Symantec’s knowledge, no shares of Altiris common stock are beneficially owned by any of the persons identified in Schedule A to this Schedule 13D.
(b) Symantec may be deemed to have shared voting power of the 3,506,881 shares of Altiris common stock held by the Securityholders due to Symantec’s right under the Voting Agreements to direct the voting of such shares with respect to the matters specified in the Voting Agreements (and to vote such shares in accordance with the proxies). However, Symantec does not control the voting of such shares with respect to other matters, and does not possess any other rights as an Altiris stockholder with respect to such shares.
Information required by Item 2 (a)-(c) with respect to each Securityholder is set forth on Schedule B. To Symantec’s knowledge, none of the persons identified on Schedule B (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years, or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years. To Symantec’s knowledge, each of the individuals identified on Schedule B is a citizen of the United States, except that Frank E. Dangeard is a citizen of France.
(c) To Symantec’s knowledge, no transactions in Altiris common stock have been effected during the past sixty days by any person named pursuant to Item 2.
(d) To Symantec’s knowledge, no person other than the Securityholders identified on Schedule B has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.
(e) Not applicable.

CUSIP No.	02148M 10 0	Page	5	of	6
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
The terms of the Voting Agreements are described under Item 4(a)-(b) above. The Voting Agreements also apply to any shares of Altiris common stock acquired by the parties to such agreements after the date of the Voting Agreements, including by means of exercise of stock options. The number of shares that Symantec may be deemed to beneficially own as of the date of filing of this Schedule 13D, as reported herein, does not include the shares issuable upon the exercise of stock options held by the parties to the Voting Agreements, and Symantec disclaims beneficial ownership of all such shares.
Item 7. Materials to be Filed as Exhibits.
The following documents are incorporated by reference as exhibits:

Exhibit
No.	Title

1	Agreement and Plan of Merger, dated January 26, 2007, by and among Symantec Corporation, Atlas Merger Corp. and Altiris, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K (File No. 000-49793) filed by Altiris on January 29, 2007).

2	Form of Voting Agreement, dated January 26, 2007, by and between Symantec Corporation and certain securityholders of Altiris, Inc.

CUSIP No.	02148M 10 0	Page	6	of	6
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2007	SYMANTEC CORPORATION
	By:	/s/ Arthur F. Courville
Arthur F. Courville
Executive Vice President, Corporate Legal Affairs and Secretary

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Schedule A
Directors and Executive Officers of Symantec Corporation
     The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Symantec Corporation. Except as indicated below, the business address of each person is c/o Symantec Corporation, 20330 Stevens Creek Blvd., Cupertino, California 95014.
Board of Directors

John W. Thompson Chairman and CEO, Symantec Corporation	Michael Brown Board member and former CEO, Quantum

William T. Coleman Chairman and CEO, Cassatt Corporation 1740 Technology Drive, 6th Floor San Jose, CA 95110	Frank E. Dangeard Chairman and CEO, Thomson, S.A. 46 quai Alphonse LeGallo 92648 Boulogne Cedex France

David L. Mahoney Private Investor, Former Co-CEO of McKesson HBOC	Robert S. Miller Chairman and CEO, Delphi Corporation 5725 Delphi Drive Troy, MI 48098

George Reyes CFO, Google Inc. 1600 Amphitheatre Parkway Mountain View, CA 94043	David Roux Managing Director, Silver Lake Partners 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025

Daniel H. Schulman. CEO, Virgin Mobile USA 10 Independence Blvd # 2 Warren, NJ 07059	V. Paul Unruh Former Vice Chairman, Bechtel Group
Executive Officers

Name	Title

John W. Thompson	Chief Executive Officer

James Beer	Executive Vice President, Chief Financial Officer

Jeremy Burton	Group President, Enterprise Security and Data Management

Janice Chaffin	Executive Vice President and Chief Marketing Officer

Arthur F. Courville	Executive Vice President, General Counsel and Secretary

Kristof Hagerman	Group President, Data Center Management

Thomas W. Kendra	Group President, Worldwide Sales and Services

George W. Harrington	Senior Vice President, Finance, and Chief Accounting Officer of the Company

Rebecca Ranninger	Executive Vice President and Chief Human Resources Officer

Enrique T. Salem	Group President, Consumer Products

Schedule B
Parties to Voting Agreements with Symantec Corporation
     The following table sets forth the name and principal occupation or employment of each securityholder of Altiris that has entered into a Voting Agreement with Symantec in connection with the Merger Agreement, and the aggregate number of shares of Altiris common stock held by each such person as of January 24, 2007.* Except as otherwise indicated below, the business address of each person set forth on this Schedule B is: c/o Altiris, Inc., 588 West 400 South, Lindon, Utah 84042.

		Exercisable
		Options to	Total Beneficial
		Purchase Shares	Ownership of
	Shares Held as of	within 60 Days of	Shares as of
Name	January 24, 2007	January 24, 2007	January 24, 2007
TCV IV, L.P.	2,958,508	0	2,958,508

TCV IV Strategic Partners, L.P.	110,319	0	110,319

Gregory Butterfield President and CEO of Altiris	36,548	54,501	91,049

Dwain Kinghorn Chief Technology Officer of Altiris	136,395	60,680	197,075

Michael Samuelian Vice President, Sales of Altiris	25,948	32,501	58,449

Gary B. Filler Director of Altiris	4,166	12,500	16,666

Jay C. Hoag General Partner of Technology Crossover Ventures 528 Ramona Street Palo Alto, California 94301	4,166	12,500	16,666

Michael Levinthal Director of Altiris	89,166	16,666	105,832

V. Eric Roach Director of Altiris	137,499	66,666	204,165

Mark Sunday Vice President and Chief Information Officer of Oracle Corporation 500 Oracle Parkway Redwood Shores, CA 94065	4,166	16,666	20,832

Total	3,506,881	272,680	3,779,561

*	As noted in Item 6 above, the Voting Agreements also apply to any shares of Altiris common stock acquired by the parties to such agreements after the date of the Voting Agreements, including by means of exercise of stock options. As noted in each applicable column, the above table includes both the total shares of common stock held as of January 24, 2007 and the number of options exercisable within sixty (60) days of January 24, 2007.

EXHIBIT INDEX

Exhibit
No.	Title

1	Agreement and Plan of Merger, dated January 26, 2007, by and among Symantec Corporation, Atlas Merger Corp. and Altiris, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K (File No. 000-49793) filed by Altiris on January 29, 2007).

2	Form of Voting Agreement, dated January 26, 2007, by and between Symantec Corporation and certain securityholders of Altiris, Inc.